INVIVYD, INC.

209 Church Street

New Haven, CT 06510

December 19, 2025

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invivyd, Inc.

Registration Statement on Form S-3

Filed October 2, 2025

File No. 333-290685

Request for Acceleration of Effective Date

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Invivyd, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:30 p.m., Eastern Time, on December 23, 2025, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642. Also, please notify Mr. Nicolai when this request for acceleration has been granted.

Very truly yours,

INVIVYD, INC.

By:	/s/ Jill Andersen
Name:	Jill Andersen
Title:	Chief Legal Officer and Corporate Secretary